SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated May 10, 2011.

Document 1

For Immediate Release
  May 10, 2011
RM: 8 – 11

Crystallex Issues Statement Required by Section 610(b) of the NYSE AMEX Company Guide

TORONTO, ONTARIO, May 10, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) (“Crystallex” or the “Company”) confirmed today that the auditors’ report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2010 (the "Annual Financial Statements") contained a going concern explanatory note. Crystallex’s Annual Financial Statements were included in Crystallex’s Form 40-F filed with the Securities and Exchange Commission on April 1, 2011.

This press release and public confirmation of the “going concern” note is required by Section 610(b) of the NYSE AMEX Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such. This announcement does not represent any change or amendment to Crystallex’s Annual Financial Statements or to its Annual Report on Form 40-F for the fiscal year ended December 31, 2010.

About Crystallex

Crystallex International Corporation is a Canadian based company, whose principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 11, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President